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DeFi Technologies Inc. Announces AGM Voting Results and Transaction Updates
TORONTO, Sept. 13, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is pleased to announce the voting results from the Annual General and Special Meeting of shareholders held on September 13, 2021. The nominees listed in the Management Information Circular dated August 15, 2021 for the 2021 Annual General and Special Meeting of shareholders of DeFi Technologies (the "Meeting") were elected as directors of the Company. A total of 14.68% of all of the issued and outstanding shares of DeFi Technologies were represented at the Meeting.
Detailed results of the vote for the election of directors held at the Meeting on September 13, 2021 in Toronto, Ontario are set out below.
Election of Directors
The shareholders approved the election as directors of the persons listed below, based on the following vote.

Nominee	%Votes For	%Votes Withheld
Tito Gandhi	99.246	0.754
WilliamC. Steers	99.179	0.821
Bernard Wilson	99.186	0.814
Krisztian Toth	99.949	0.051
Russell Starr	99.480	0.520

Shareholders voted 99.96% in favour of the ratification and approval of the appointment of RSM Canada LLP, the Company's auditors, with 0.04% of shareholders withholding their vote on the appointment of auditors.
Shareholders voted 99.349% in favour of the approval of the stock option plan of the Company (the "Stock Option Plan"), with 0.651% of shareholders withholding their vote on the approval of the Stock Option Plan.
Shareholders voted 99.30% in favour of the approval of the repricing of certain stock options under the Stock Option Plan, with 0.70% of shareholders withholding their vote on the stock option repricing.
Shareholder voted 99.724% in favour of the approval of the deferred share unit plan of the Company (the "DSU Plan"), with 0.276% of shareholders withholding their vote on the approval of the DSU plan.
The board of directors of DeFi Technologies would like to express its gratitude to its shareholders for their high levels of participation and support.
DeFi Yield and Protos Transactions

Further to the press release of the Company dated August 9, 2021, the Company announces that it will not be proceeding with the proposed acquisition of DeFi Yield Technologies Inc. ("DYT") at this time. Additionally, further to the press release of the Company dated August 12, 2021, the Company also announces that it will not be proceeding with the proposed acquisition of Protos Asset Management GmbH ("Protos").

The Company continues to evaluate other opportunities in the decentralized finance sector that it believes will be accretive to shareholder value.
About  DeFi Technologies:

DeFi Technologies Inc. is a digital asset investment firm bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies and the future of finance. We believe that decentralised technologies lie at the heart of financial innovation. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide diversified exposure across decentralized finance. As a trusted partner for our clients and investors, we provide industry-leading products and top-quality research and education in this fast-growing space.   For more information visit https://defi.tech/.
Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward- looking information includes, but is not limited to, statements with respect to the Meeting, the election of directors, the Stock Option Plan, the DSU Plan and the business plans of the Company. Generally, forward-looking information can be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions,  events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance  or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the growth and development of DeFi and the cryptocurrency sector; rules and regulations with respect to DeFi; and regulatory approval of the Stock Option Plan and the DSU Plan. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can  be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT  RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 18:00e 13-SEP-21